In Season Food Shop is a local food grocery & convenience store, deli, and caterer based at Bow Market in Somerville. Our shelves are stocked with a curated selection of locally-sourced grocery essentials and seasonal produce, and our simple menu of prepared foods has been designed to highlight these local ingredients. The shop provides a convenient and affordable way to access the wealth of food made and grown in New England. Stepping through the doors of In Season Food Shop is like visiting a country farmstand, neighborhood deli, and corner bodega all at the same time. Our vision for the future is to open several locations in the Greater Boston area and work with community partners and loyal customers to improve access to local food in our community.

Demand for local food has never been higher. Due to renewed interest in supporting local businesses rather than large, industrial food producers, consumers are actively seeking ways to access this type of food in their neighborhoods. Recent research into global climate change has only highlighted the role local food in a sustainable future. Farmers Markets provide a vibrant and attractive way for city dwellers to purchase food directly from community farms, but they are often inconvenient, only open certain days of the week, and operate only during peak growing season. In Season is designed to provide daily access to the types of products typically for sale at the farmers market. People want to eat more local food, but they often don't have enough time or energy to seek it out in their busy lives. In Season Food Shop makes access to local food convenient.

USE OF PROCEEDS
Expand my existing business

BUSINESS MODEL
In Seasons' primary revenue streams are food retail/grocery sales, prepared meals to order, and on-site catering. The business began by selling prepared foods at the Union Square Farmers Market using ingredients from farms in the same market. That philosophy has carried over to the food shop at Bow Market, where produce comes from farms with names and every ingredient has a story to tell. Each of these three income sources reflects our commitment to community sourcing and this part of our business model will never change. The primary long-term revenue growth opportunities we anticipate come from the introduction of branded wholesale products, online/mobile ordering, and broader catering options.

Expansion goals for In Season are to open 3-4 similar locations in the Somerville, Cambridge, and Boston markets. These retail locations will be based around a central production kitchen, which will ideally share the same space as one of the food shops. This central kitchen will ideally house all catering and wholesale production and provide ample inventory storage.

MARKET AND LOCATION ANALYSIS
The initial market of In Season Food Shop is residents and visitors to Union Square. Somerville is the 16th most densely populated city in the United States, and the highest density census area in New England. In 2010, the City of Somerville adopted "SomerVision," a comprehensive plan for development of the city for the next twenty

years. In 2015, residents of Union Square came together and developed the Union Square Neighborhood Plan, an extension of SomerVision with particular emphasis on Union Square and surrounding residential areas. Both SomerVision and the Union Square Neighborhood Plan emphasize the support of local food as significant objectives.

Our closest competitors are perceived high-end grocers like Whole Food and Trader Joe's, and similar specialty food shops including Cambridge Naturals, Formaggio, and others. In Season differs from gourmet grocery chains by sourcing from regional farms and businesses or Fair Trade partners. By sourcing directly from farms we have access to the best and most recently picked ingredients. Our food is not only fresher and higher quality, it also makes our customers feel good about their purchase. Local specialty businesses like Cambridge Naturals and Formaggio are major inspirations in the inception of In Season. but they cater to a different niche. There is overlap because we each target a similar demographic, but our focus on fresh and seasonal produce makes us stand out.

In addition, the location of In Season as an anchor tenant at Bow Market ensures ample foot traffic and a large audience of repeat visitors. Our neighbors at the market include a brewery, a wine bar, a fishmonger, other prepared food and dessert vendors, high-end retail, art gallery space, and a theatre specializing in comedy and variety shows. Initial press for Bow Market and our neighboring tenants has been almost entirely positive, which we expect will only improve as the remaining shops open for business. We are confident that In Season Food Shop will add to the buzz already surrounding Bow Market and help grow the customer base for the entire space.

The following perks are available for investors who reach a minimum amount.

Gift Basket & a Toast

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$300

DESCRIPTION
We will send a gift basket of non-perishable food items, some In Season merchandise, and a thank you note. You will also be invited to share a toast with us at the forthcoming opening party for In Season Food Shop.
AMOUNT AVAILABLE
25 of 25 remaining

Punch Card for 10 Free Meal Bowls

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$1,000

DESCRIPTION
Your gift basket will include an In Season gift card loaded up with ten meal bowls. Come enjoy the fruits of your investment, on us!
AMOUNT AVAILABLE

15 of 15 remaining

10% off your groceries for a year

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK

$2,500

DESCRIPTION

For those confident enough to invest $2,500 or more, we'll give you the added bonus of discounted groceries for 12 full months. This is our way of helping the community who believed in to eat healthier and buy local. You'll also have the meal card for free bowls, so we hope to see you at the shop all the time!

AMOUNT AVAILABLE

10 of 10 remaining

Private Party by In Season Food Shop

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK

$5,000

DESCRIPTION

If you believe strongly enough in our business to invest $5,000 or more, we darn sure better take the time to get to know you! These hero investors will receive the complete gift basket package with all the perks listed above, an extra special thank you on our website, and a private catered party with up to ten guests. Let us come bring the best of local food to your dining room. We will work with you to design a menu around your tastes and dietary needs, then serve it to you and your friends. We can chat about where the food came from, explain our philosophy, and join you in conversation about the importance of local food or whatever else is on your mind.

AMOUNT AVAILABLE

5 of 5 remaining

Summary of Terms

Min Amount to Raise	$40,000
Max Amount to Raise	$50,000
Percentage of Revenue*	1.25
Cap	1.45×

Maturity Date	Dec. 31, 2023
Seniority	Subordinated
Securitization	Unsecured

*as further defined in the note agreement

Shane Clyburn

Co-Founder

Shane is a tireless advocate for local food and has worked a variety of positions in food and beverage preparation, service, and management. He currently serves as Chair of Slow Food Boston, the local chapter of the international Slow Food Movement advocating for Good, Clean, and Fair Food for All. He also works as market manager for the Copley Square Farmers Market, one of the largest and busiest farmers markets in Massachusetts.

Bobby MacLean

Co-Founder

Bobby grew up on a farm in New Hampshire and has owned and operated the Compliments food truck business since 2012. Under his leadership, Compliments has expanded from a single, mobile food vendor to a diversified family-owned business with two trucks, on-site and pop-up catering, and a robust list of repeat customers in the Greater Boston Area.